UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 23, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Aclaris Therapeutics, Inc.
File Nos. 001-37581 and 333-206437

CF#33877

       Aclaris Therapeutics, Inc. submitted an application under Rules 406 and 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 11, 2016 and an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on August 17, 2015.

       Based on representations by Aclaris Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
2.1	10-Q	May 11, 2016	through May 11, 2026
10.1	10-Q	May 11, 2016	through May 11, 2026
10.2	10-Q	May 11, 2016	through January 8, 2021
10.3	10-Q	May 11, 2016	through January 8, 2021
10.4	10-Q	May 11, 2016	through January 8, 2021
10.2	S-1	August 17, 2015	through January 8, 2021

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary